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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       ------------------------------
                                SCHEDULE 13D
                             (FINAL AMENDMENT)

               UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                             ALBERTSON'S, INC.
                      -------------------------------
                              (Name of Issuer)

                        COMMON STOCK $1.00 PAR VALUE
                      -------------------------------
                       (Title of Class of Securities)

                                 013104104
                             -----------------
                               (CUSIP Number)

                              THOMAS R. SALDIN
                          AMERICAN STORES COMPANY
                           299 SOUTH MAIN STREET
                      SALT LAKE CITY, UTAH 84111-0112
                               (801) 539-0112
                    -----------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               June 23, 1999
              -----------------------------------------------
               (Date Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:[ ].

                       (Continued on following pages)

                             Page 1 of 3 Pages
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
                             SCHEDULE 13D

CUSIP No. 013104104                     Page 2 of 3 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          AMERICAN STORES COMPANY
          I.R.S. IDENTIFICATION No. 87-0207226

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          NA

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                10  SHARED DISPOSITIVE POWER

                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-

14  TYPE OF REPORTING PERSON*

          CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This final 13D Amendment is filed by American Stores Company ("ASC"), a Delaware corporation, and amends the Schedule 13D filed on August 12, 1998 by ASC. The Amendment relates to shares of common stock, par value $1.00 per share ("Common Stock"), of Albertson's, Inc. ("Albertson's"), a Delaware corporation. This is the final Amendment to Schedule 13D and it is filed for informational purposes.

     On June 23, 1999, Abacus Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Albertson's, merged with and into ASC pursuant to an Agreement and Plan of Merger ("Merger Agreement"), dated August 2, 1998. Upon consummation of the Merger, ASC survived as a wholly owned Delaware subsidiary of Albertson's.

     As delineated by the Merger Agreement, each issued and outstanding share of ASC common stock, par value $1.00 per share, was converted into the right to receive 0.63 shares of Albertson's common stock, par value $1.00 per share.

     On June 23, 1999, following the completion of the Merger, the Stock Option terminated in accordance with Section 2(a) of the Stock Option Agreement between Albertson's and ASC, dated August 2, 1998. Accordingly, ASC no longer beneficially owns any shares of Common Stock.

                                 SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.





                                            By: /s/ Thomas R. Saldin
                                               ------------------------
                                            Name: Thomas R. Saldin
                                            Title: Senior Vice President